D a t a L o g i c
INTERNATIONAL


July 14, 2006



Mr. Jorge Bonilla
Senior Staff Accountant
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C.  200549



Re:  File No. 000-30382



Dear Mr. Bonilla,

In response to your letter dated June 26, 2006, please find our detailed response to your comment as follows:

Form 10-KSB for the year ending December 31, 2005
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Item 7 -  Financial Statements
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Note 13 - Convertible Debt, pages 62 - 63
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1.    We have read and considered your response to comments three and four and your restatement to account for an aggregate derivative liability relating to the warrants and the conversion feature of the Laurus notes. Please, disclose separately the amounts of the derivative liability related to the warrants and the conversion feature of the note, and disclose the method and assumptions that were used in determining the fair value. Refer to paragraph 17 of SFAS 133 and paragraphs 10-15 of SFAS 107.








        18301 Van Karman Ave, Suite 250, Irvine CA 92612
           949-260-0120  949-260 0130 fax  www.dlgi.com

      ------------------------------------------------------------------------


Mr. Jorge Bonilla
Securities and Exchange Commission
July 14, 2006
Page Two



Response
--------

The Company will amend the filing for Note 2 - Summary of Significant Accounting Policies, Derivative Financial Instruments to disclose the following:

Conversion-related derivatives were valued using the Binomial Option Pricing Model. The interest rate adjustment provision was valued using discounted cash flows and probability analysis. Options and warrants were valued using the Black-Sholes model. The following assumptions were used in valuing the derivative and warrant liabilities as of December 31:

                                             2005              2004
                                      ------------------ ----------------
Risk-free interest rate                  4.35 - 4.36%       3.58 - 3.86%
Volatility                                199 -  284%        291 -  306%
Expected dividend yield                            0%                 0%

The valuation of the conversion derivatives also considered probability analysis related to trading volume restrictions.

Additionally, the Company will amend the filing for Note 13 - Convertible Debt to include the following:

Because the Laurus notes are not conventional convertible debt, the Company is also required to record the related warrants at their fair values. The total of the Laurus-related derivative and warrant liabilities at June 25, 2004 totaled $1,712,588, consisting of the fair value of the conversion feature of $1,454,856 and the fair value of the warrants of $430,024 less the fair value of the interest rate adjustment provision of $172,292. These amounts were recorded to debt discount and are being amortized to interest expense over the term of the notes.

Please contact me at (949) 260-0120, ext. 106 should you have any questions regarding the contents of this letter or our amended filings.

Sincerely,

/S/ Keith Moore

Keith Moore
CEO




        18301 Van Karman Ave, Suite 250, Irvine CA 92612
           949-260-0120  949-260 0130 fax  www.dlgi.com

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